SEC FILE NUMBER: 001-33464

CUSIP NUMBER: 50183L107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LDK Solar CO., Ltd.

Full Name of Registrant

Hi-Tech Industrial Park

Address of Principal Executive Office (Street and Number)

Xinyu City, Jiangxi Province 338032

People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

LDK Solar CO., Ltd., or LDK Solar, is unable to file its annual report on Form 20-F for the year ended December 31, 2014, or the 2014 Form 20-F, on or before the prescribed due date of April 30, 2015 and needs additional time to finalize the 2014 Form 20-F due to the following reasons:

In February 2014, LDK Solar filed with the Grand Court of the Cayman Islands, or the Cayman court, a winding-up petition on grounds of insolvency. The Cayman court appointed joint provisional liquidators, or the JPLs, on February 27, 2014 and placed LDK Solar into provisional liquidation under the laws of the Cayman Islands. In collaboration with the JPLs, LDK Solar undertook a multi-jurisdictional restructuring exercise, which included:

•	schemes of arrangement in the Cayman Islands, eventually approved by classes of Cayman Islands scheme creditors and sanctioned by the Cayman court on November 7, 2014;

•	schemes of arrangement in Hong Kong, eventually approved by classes of Hong Kong scheme creditors and sanctioned by the Hong Kong court on November 18, 2014;

•	a prepackaged plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code for certain United States subsidiaries, eventually confirmed by the U.S. Bankruptcy Court on November 21, 2014; and

•	a bankruptcy proceeding for LDK Solar under Chapter 15 of the U.S. Bankruptcy Code, with respect to which the U.S. Bankruptcy Court entered an order on November 21, 2014 to recognize and enforce the Cayman Islands scheme of arrangement relating to LDK Solar in the United States and the related Cayman court sanctioning order.

The schemes of arrangement and the prepackaged plan of reorganization became effective on December 10, 2014. On February 18, 2015, the U.S. Bankruptcy Court entered final decrees to close the Chapter 11 cases and the Chapter 15 bankruptcy proceeding. On April 21, 2015, pursuant to an order of the Cayman court of April 7, 2015, the JPLs were discharged from their duties and the winding-up petition filed by LDK Solar on February 21, 2014 was dismissed.

The developments of the provisional liquidation to date and especially the complexity and time required in finalizing the accounting treatment and financial disclosure for the convertible securities and warrants issued by LDK Solar as a consideration in the provisional liquidation made it impossible for LDK Solar to file the 2014 Form 20-F by April 30, 2015 without unreasonable effort or expense. LDK Solar currently anticipates that it will file the 2014 Form 20-F as soon as practicable and no later than May 15, 2015.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jack K.S. Lai	(408)	245-0858
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

LDK Solar did not file its annual report on Form 20-F for the fiscal ended December 31, 2013 until November 15, 2014.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LDK Solar CO., Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 30, 2015	By	/s/ Jack Lai
Jack K.S. Lai Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).